(As filed on October 23, 1998)

                                                           File No. 70-9377


                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  AMENDMENT NO. 1 ON
                                      FORM U-1/A
                               APPLICATION-DECLARATION
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                         ___________________________________

                               INTERSTATE POWER COMPANY
                                   1000 MAIN STREET
                                     P.O. BOX 769
                              DUBUQUE, IOWA 52004-07691

                        (Name of company filing this statement
                     and address of principal executive offices)
                         ___________________________________

                            INTERSTATE ENERGY CORPORATION

                (Name of top registered holding company parent of each
                               applicant or declarant)
                         ___________________________________

                    Erroll B. Davis, Jr., Chief Executive Officer
                               Interstate Power Company
                                     P.O. Box 192
                            Madison, Wisconsin 53701-0192

                       (Name and address of agent for service)
                          ___________________________________

                The Commission is also requested to send copies of any
                  communications in connection with this matter to:

          Barbara J. Swan, General Counsel      William T. Baker, Jr., Esq.
          Steven R. Suleski, Senior Attorney    Thelen Reid & Priest LLP
          Interstate Energy Corporation         40 West 57th Street
          222 West Washington Avenue            New York, New York 10019-4097
          Madison, Wisconsin 53703-0192

                    Paragraph 2 of the initial Form U-1 of Interstate Power Company, filed via the edgar system with the Securities and Exchange Commission on October 9, 1998 (the "Initial Filing"), is hereby deleted and replaced with the following:

                         "2.  The aggregate principal amount of the
               Debt Securities shall not exceed $80 million. Such amount excludes the principal amount of the Tax-Exempt Collateral Bonds and any other forms of credit enhancements related to the Tax-Exempt Bonds, including letters of credit and any related subordinated security interests, guarantees and insurance policies. The aggregate principal amount of the Tax-Exempt Collateral Bonds shall not exceed an amount equal to the sum of the principal amount of the Tax-Exempt Bonds plus interest payments thereon. Payments by the Company with respect to any guarantees and insurance policies are described in paragraph 49 below. Each of the proposed transactions is discussed in detail below."

                    The following sentence is hereby added as the last sentence of paragraph 49 of the Initial Filing:

                         "Unless otherwise stated herein, any Tax-
               Exempt Collateral Bond, Letter of Credit or any related subordinated security interest, coverage under any insurance policy, or guarantee discussed in this paragraph and the preceding paragraph shall be in an aggregate amount no greater than the principal amount of the Tax-Exempt Bonds plus interest thereon and shall be designed to track or reflect the payment terms of the Tax-Exempt Bonds."

                                      SIGNATURE




                    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

          Dated:  October 23, 1998      INTERSTATE POWER COMPANY



                                        By:  /s/ Erroll B. Davis, Jr.
                                             ------------------------------
                                             Name:  Erroll B. Davis, Jr.
                                             Title:  Chief Executive Officer